Exhibit m

VUL2000_ Millennium Series

Sample 5th Year (assuming 6% return and current charges) Calculations

I.	Policy Account Value @ 6% Return (Year 5) = $12,914

The Policy Account Value is equal to the sum of:

a)	the prior year’s (i.e., 12/31 of the 4th policy year) account value ($10,188); plus
b)	the planned premium ($3,532); minus
c)	the premium charge ($283); minus
d)	the sum of: [withdrawals, if any (0); plus
e)	outstanding loans, if any (0); plus
f)	loan interest (0)]; minus
g)	the cost of insurance ($531); minus
h)	the M&E risk charge ($79); minus
i)	the annualized per /1000 monthly expense ($480); minus
j)	the annualized per policy monthly expense ($90); plus
k)	the investment earnings on the policy account value ($657).

II)	Policy Cash Surrender Value @ 6% Return (Year 5) = $11,148

The Policy Cash Surrender Value is equal to the sum of:

a)	the policy account value ($12,914); minus
b)	the annual surrender charge ($1,766).

III.	Policy Net Cash Surrender Value @6% Return (Year 5) = $11,148

The Policy Net Cash Surrender Value is equal to the sum of:

a)	the policy cash surrender value ($11,148); minus
b)	the outstanding loan, if any (0).

IV.	Policy Net Death Benefit (Option 1, Option 2 and Option 3)

The Policy Net Death Benefit is equal to the sum of:

a)	if Option 1, is equal to the face amount ($400,000).
b)	if Option 2, is equal to the face amount ($400,000); plus
c)	the policy account value as of the 12th month ($12,907).
d)	if Option 3, is equal to the face amount ($400,000); plus
e)	the policy accumulated premiums in year five ($17,660); minus
f)	the accumulated withdrawals, if any (0).